



Ciel Creative Space LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $400,000

Offering End Date: August 6, 2024

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Ciel Creative Space LLC

Founded: June 4, 2018

Address: 932 Parker Street, Unit 3
Berkeley, CA 94710

Industry: Commercial Rental Space

Employees: 16

Website: https://cielcreativespace.com/

Use of Funds Allocation:

If the maximum raise is met:

$368,000 (92.00%) – of the proceeds will go towards working capital- expansion of brick and mortar location and staffing

$8,000 (2.00%) – of the proceeds will go towards financial review

$24,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 10,900 Followers





Business Metrics:

	FY22	FY23	YTD 3/31/2024
Total Assets	$1,823,762	$1,614,390	$2,824,849
Cash & Cash Equivalents	$242,796	$317,463	$157,376
Accounts Receivable	$79,018	$54,012	$10,759
Short-term Debt	$493,967	$330,679	$194,764
Long-term Debt	$510,581	$931,227	$960,695
Revenue	$2,218,628	$2,336,583	$450,248
Cost of Goods Sold	$0	$5,044	$7,226
Taxes	$0	$0	$0
Net Income	$187,952	-$246,364	-$164,562

Recognition:

Ciel Creative Space LLC (DBA Ciel Creative Space) was meticulously crafted to release tension within their creative community, allowing energy to flow freely. Inside, their space is a haven for inspiration, framed by custom metalwork, rotating art galleries, curated furniture, and over 1,000 lush plants. Ciel is a proud supporter of community initiatives. Their partnerships with nonprofits, including youth art programs and tech education, reflect their commitment to giving back. Regular in-house social hours foster networking and connection, further enriching the social fabric of our space.

About:

Ciel Creative Space LLC (DBA Ciel Creative Space) is an award-winning, premier multi-studio venue at the forefront of the creative industry. As the hub for Bay Area thought leaders, Ciel houses professionals from the fashion, art, music, and tech realms, both locally and globally.

For more information, contact our Customer Support Team at support@thesmbx.com

